UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

specialized Disclosure Report

HOOKER FURNITURE CORPORATION

(Exact name of the registrant as specified in its charter)

Virginia	000-25349	54-0251350
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

440 East Commonwealth Boulevard, Martinsville, Virginia		24112
(Address of principal executive offices)		(Zip code)

Harrison S. Toms                         (276) 656-3318

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

_√__	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Hooker Furniture Corporation (including its subsidiaries, the “Company”) is filing this report on Form SD for the reporting period of January 1, 2018 to December 31, 2018 (the “Reporting Period”) pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”), and in accordance with the requirements of Item 1.01 of Form SD. Rule 13p-1 and Form SD require disclosure of information related to any product manufactured or contracted to be manufactured by the Company where “conflict minerals” are necessary to the functionality or production of those products. “Conflict minerals” means columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are currently limited to tantalum, tin and tungsten.

The Company has adopted a Policy on the Use of Conflict Minerals for its first-tier suppliers of materials, products or components included in products sold to the Company (“Suppliers”), which requires Suppliers to:

●	Conduct a reasonable country of origin inquiry of any materials, products or components sold to the Company under any supply agreement;

●	Provide reasonable evidence to the Company certifying either that:

o	no conflict minerals were used in the products sold to the Company, or

o	conflict minerals are included or contained in such materials, products or components; and

●	Upon written request, provide:

o	a detailed description of the materials, products or components sold to the Company that contain conflict minerals; and

o

a detailed explanation and relevant documentation supporting the specific due diligence methods and standards utilized by the supplier to determine the original market source and country of origin of such conflict minerals.

In addition, during 2018 the Company conducted an inquiry, which included a good faith reasonable country of origin inquiry, that was reasonably designed to determine whether:

●

Any conflict mineral was necessary to the functionality or production of products manufactured, or contracted to be manufactured, by the Company during the Reporting Period (“necessary conflict minerals”); and

●

Any necessary conflict mineral originated in the Democratic Republic of the Congo or any country that shares an internationally recognized border with the Democratic Republic of the Congo (including such other countries specified in Rule 13p-1, the “Covered Countries”).

Based on this inquiry, which is described further below, and the responses to such inquiries, the Company determined that, with limited exceptions, none of the Company’s products manufactured or contracted to be manufactured during the Reporting Period contained any necessary conflict mineral. However, the Company determined that: (a) cassiterite (tin) and gold may have been included in, and necessary to the functionality or production of, motors, power supplies and cables used in certain power recliners, loveseats and sofas contracted by the Company to be manufactured during the Reporting Period and (b) cassiterite (tin) and wolframite (tungsten) may have been included in, and necessary to the functionality or production of, certain lighting and related products included in furniture contracted by the Company to be manufactured during the Reporting Period (the products specified in (a) and (b) above, the “Specified Products”).

A brief description of the Company’s inquiry, including its reasonable country of origin inquiry, is as follows:

●

Under the leadership of the Company’s Manager for Product Integrity and Regulatory Compliance, the Company has assembled a team to implement and administer the Company’s Policy on the Use of Conflict Minerals. For the Reporting Period, the team prepared a conflict minerals questionnaire to be completed by all of the Company’s Suppliers. The questionnaire and the Company’s Policy on the Use of Conflict Minerals were prepared in English and translated into additional languages that are used by the vast majority of the Company’s Suppliers. The policy and questionnaire were sent to all of the Company’s Suppliers.

●	The questionnaire asked Suppliers to certify in writing whether materials, products or components supplied to the Company included or contained necessary conflict minerals.

●	If so, the Supplier was asked to:

o	Provide a detailed description of the material, product and/or product component and the conflict mineral(s) used;

o	Certify whether the necessary conflict mineral(s) came from recycled material or scrap; or alternatively

o	Certify the company and country of origin of any necessary conflict minerals.

●	In addition, the Supplier provided certifications as to its measures to address due diligence and cooperation with the Company regarding compliance with applicable conflict minerals rules.

●	The Company received and reviewed responses from substantially all of its Suppliers.

●

The Company received responses from certain Suppliers that indicated that necessary conflict minerals were included in the Specified Products. Each such Supplier certified that, based on its internal data and supplier audit practices, those conflict minerals did not originate in the Covered Countries.

Based on the Company’s reasonable country of origin inquiry described above, the Company determined that for the Specified Products:

1.	The necessary conflict minerals did not originate in the Covered Countries; or

2.	The Company had no reason to believe that any necessary conflict minerals originated in the Covered Countries.

This information is also publicly available on the Company’s website at: www.hookerfurniture.com/mineralsact. Information on the Company’s website does not constitute a part of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

HOOKER FURNITURE CORPORATION

Date: May 31, 2019	By:	/s/ Paul A. Huckfeldt
	Name:	Paul A. Huckfeldt
	Title:	Chief Financial Officer and Senior Vice President—Finance and Accounting